Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale conference call:

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
BKD - Brookdale Senior Living Inc. at Citi Global Property Conference

EVENT DATE/TIME: MARCH 05, 2014 / 02:30PM GMT

CORPORATE PARTICIPANTS

Andy Smith Brookdale Senior Living Inc. - CEO

Mark Ohlendorf Brookdale Senior Living Inc. - President & CFO

CONFERENCE CALL PARTICIPANTS

Manny Korchman Citigroup - Analyst

Michael Bilerman Citigroup

PRESENTATION

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes. Yeah. Okay. Okay. Okay. Okay. Yeah. Okay.

Manny Korchman - Citigroup - Analyst

Welcome to the 9.30 session on Day 3 of Citi’s 2014 Global Property CEO Conference. This session is for investing clients only, and if media or other individuals are on the line, please disconnect now. Disclosures are available up here and on the webcast on the disclosures tab. We’re pleased to have with us Brookdale and CEO, Andy Smith. Andy, will turn over to you to introduce your management team and provide a couple minutes of opening remarks and I’ll turn it over to Q&A.

Andy Smith - Brookdale Senior Living Inc. - CEO

Okay, that’s great. Thanks, Manny, for having us here. With me today is Mark Ohlendorf, our President and Chief Financial Officer; and Ross Roadman, our Head of IR.

Just a brief introduction to Brookdale, for those of you who haven’t been following the name and then we’ll turn it over to your questions. Today, Brookdale is the largest operator of seniors housing in the United States. We have 649 communities with a capacity of 67,000 units. We have 50,000 associates. We also have the most diversified service platform in the industry. We participate at scale and we’re unique in this regard in each element of the continuum of care of seniors housing; and by that, I mean, independent living, assisted living, memory care, and skilled nursing as part of the campus. Again, we’re the only participant in scale across each of those verticals.

Also unique to the industry, we have a fully integrated and seamless ancillary services platform. Those businesses involve outpatient therapy, home health, and hospice is a beginning business line for us. For the most part, at Brookdale, that has been internally directed inside of our walls. In other words, we’re serving folks who lived with us in our communities. Our business is 80% private pay. We are fortunate to say that our industry and Brookdale in particular benefit from inevitable demographic tailwinds that support the industry. However, demand for our services is growing as this country ages.

Now, our strategy to take advantage of these favorable industry dynamics is pretty simple. We have four pillars to our strategy. We believe there are large organic growth opportunities in our business, which we expect to take advantage of by growing our revenue, that’s through occupancy and rate. Number 2, we have been heavily investing over the past three years or four years into our platform, that’s through what we call either EBITDA-enhancing capital expenditures or a specialized program that we call Program Max, which is all about repositioning and expanding our units. So we expect to continue to make these investments into our platform.

The third element of our strategy is to enhance our marketing efforts and in particular, I would mention our branding initiation that we started in May of last year. There is in this country no nationally known senior living brand. We think we can capture that white space and once we do so, we think two things; we’ll be the only — it will be virtually impossible for our competition to emulate that strategy and we think it will create huge tangible benefits for us as well as a number of intangible benefits. So our brand activation is a big deal for us.

And then, the fourth element of our strategy is to continue to innovate, the service solutions that we provide to folks. We think we have a demonstrated history of providing innovative new service solutions for the folks that we serve. Again, I would underscore the fact that we, unique to the industry, have this seamless ancillary services platform, starting with therapy, home health, hospice; and we think there are a number of additional solution sets that we can bring to the folks that we’re privileged to serve.

The final thing in terms of an introduction to the Company that I want to mention is about 10 days ago, we announced that we had signed a definitive merger agreement to acquire Emeritus Corporation, one of our largest competitors. This is, in our view, transformational for both Brookdale and for the industry. It’s very strategic transaction. It also reinforces all of the four pillars of the strategy that I just articulated for you.

When you think about the size, the scale, and the scope of this combined enterprise, which we expect to close the transaction, by the way, in the third quarter, we will have right at 113,000 units, almost 1,200 communities; 80,000 associates will work at the combined company. We think it’s a real game changer for the industry and for Brookdale in particular.

We have expressed an accretion outlook of $0.40 for the combination that’s beginning in the third year after the transaction closes and we think there are a number of additional growth opportunities that are in addition to that $0.40 of accretion that we expect to be able to take advantage of. Again, for example, the brand. If you think about it, the cost of establishing this Senior Living brand on a national basis actually goes down on a per unit basis following the closing of the transaction. But we’re going to have 500 more communities to reinforce that brand message that we’re working on introducing to the country right now.

Another way to think about that is 81% of the US population will live next to or near to a Brookdale community, 6.5 million seniors will live within 10 miles of a Brookdale community post merger, almost 38 million adult children influencers who really make the purchasing decision in most cases for their families will live within those 10-mile radiuses of a Brookdale community. So we’re very excited about this transaction and we’d love to take your questions.

Manny Korchman - Citigroup - Analyst

Great. Well, thank you for that. Before I get to my question on purchase options, I’m going to kick off the (inaudible).

Andy Smith - Brookdale Senior Living Inc. - CEO

We too hear our answer.

Michael Bilerman - Citigroup

I know. I’m still excited. So we’ve been opening these sessions with the same question, which is what do you think is the most misunderstood thing about Brookdale specifically and what are you doing to address it?

Andy Smith - Brookdale Senior Living Inc. - CEO

That’s a good question; I have to say, I wasn’t expecting it. I thought we would start with purchase options. I think the most misunderstood thing about Brookdale in particular, and the senior business in particular, is the magic of senior housing and what we’re privileged to do if we do our jobs right, we really make a powerful influence on the lives of the folks that we serve, that’s our residents and their families. I think that is becoming more and more understood by the general public.

If you look back at how this industry has developed, you go back 10 years ago, only about 3 in 10 seniors even had ever been to a senior housing community or understood what we do. That number has doubled to about 6 in 10 and I think if you look out for the next 10 years, you will see that number continue to double, where folks are becoming more acclimated to what it is we do in our product lines and how powerfully it can benefit, again, both our residents and their families.

Michael Bilerman - Citigroup

Alright. Now, we have another purchase option.

Andy Smith - Brookdale Senior Living Inc. - CEO

All right.

Michael Bilerman - Citigroup

I’ve been told there’s new slides on the purchase option.

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, we got some questions on our call that we felt like we needed to supplement the information that we provided. Yes, the way to think, Michael, about those purchase options, at least the way that we think about it, I know that’s caused a lot of conversation. From our perspective though, that’s just one of the many elements of additional upside that we see in this combination. We were a little bit surprised about how much attention they drew, because we’ve been pretty clear that we’ve had these purchase options on Brookdale’s books for quite a while. The REITs, as far as I know and from what I’ve looked at, they’ve been pretty clear that these purchase options existed. Emeritus has been a little bit less transparent about that, I don’t know why, but all we look at is to say that there are advantages to having these purchase options to us, which we would expect to monetize in one form or fashion over time.

Manny Korchman - Citigroup - Analyst

Right.

Andy Smith - Brookdale Senior Living Inc. - CEO

And there are two kind of purchase options. We’ve talked a lot about the bargain purchase options. We also have a number of fair market value purchase options; both are valuable to us and we would expect to reap that value in one form or fashion over time.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

I think there was a lot of questions about why you were surprised I think when the merger was presented, the first piece of the strategic rationale was values on real estate in addition to the combination of bringing the own and then the purchase options. So by leading off with it and there was nothing new in the combination of putting two companies together that own their real estate why that was more valuable, but that was what the focus of the initial presentation was.

So I think when a company sort of — as readers and investors and analysts, if you’re sort of looking to [make growth], this is what they’re focusing on, this is what it is rather than, look, we’re — so the way I took it was, we’re a real estate company with operations rather than the way you’ve opened up your comments about we’re an operational company. By the way, we have real estate, that’s a good backstop. And I think the reason why perhaps you were caught off guard a little bit is you presented is is value real estate, we got a lot of real estate, we got a real estate, hey, we got real estate, we got real state.

Real estate, look at the value of the real estate, if it grows over time, we have $8 a share, we have $2 in the purchase option. Everyone — [those antennas] were so focused in the presentation that everyone got hyped up saying, hey, maybe there’s a real estate transaction here that may be coming or [that second] stage. And I think if the whole presentation was, look, we have a great opportunity to combine two operators and create a lot of synergies through both on the revenue side and the expense side.

And by the way, we’ll get to the real estate, but it’s really good to have this backstop of value that, by the way, I think, when we merged the companies together that the real estate is going to be more enhanced because we think we have the synergies, we have this brand that’s going to go. I think that perhaps is why it happens and certainly that’s [where my intent was] like just as a participant hearing it, that’s why I’ve got a little bit excited about, well, hey, they’re highlighting these purchase options, what are they doing with them? Are they thinking about exercising them quicker than they did before to — tough to monetize it. So I don’t know how you react to that, I don’t know — why are you smiling? But that’s essentially what it was coming from.

Andy Smith - Brookdale Senior Living Inc. - CEO

Right, right. Well, I wish we would have said it the way you just articulated it, because really the strategic and the transformational value does go to the combination of these two companies together and we see great upside on top of the $0.40 of accretion that we’ve articulated. If we do what we think we can do, we can develop revenue synergies, new solution sets, and really take the whole industry to another level. And so that’s what we’d like to focus on. We do think that the real estate is balanced, if you will, or value flexibility.

To answer one of — not sure you had a question there, but I’ll say directly, I will say the way that we think about the real estate directly, the best way for us to create value for our shareholders is to combine these two companies together, integrate them. We’re not daunted by that integration. We’re confident in our ability to do so. But it’s a big task, get the two companies put together, realize the synergies that we see and that we’ve articulated, and hopefully in what we believe is upside to that, capture that value, keep this real estate under one umbrella, and there’s always flexibility to deal with it in a number of different ways over time.

Michael Bilerman - Citigroup

And so how should we think about the bargain purchase options in terms of when that value gets recognized? Because obviously, there is an embedded value today given where the cap rate environment is which then gets your discounted cash flow. I don’t know if you can share a little bit about — I don’t have the slides in front of me, I don’t know if you prepared them but just sort of gross.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Yes.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes, well, if we had the new slide in front of us, it would say we’ve got options — bargain purchase options.

Michael Bilerman - Citigroup

Yes, just the bargain one.

Andy Smith - Brookdale Senior Living Inc. - CEO

Bargain purchase options on 10,500 units. The notional value of that real estate, we’re projecting it $2.25 billion to $2.75 billion. 60% of the options are exercisable before 2017, so over the next three years or four years; the balance after 2017. So the execution around those options will be very gradual and over an extended period of time. I don’t think it’ll be real visible either as a capital use for us or a change in assets for any of our REIT partners. But if you look at it over an extended period of time, it’s a meaningful number of assets.

Michael Bilerman - Citigroup

And this was a $400 million discounted?

Andy Smith - Brookdale Senior Living Inc. - CEO

$350 million to $400 million was our estimate of the present value of those options, again against the notional value of the real estate of $2.5 billion or so over time.

Michael Bilerman - Citigroup

And notional being that fair market value of $2.25 billion. You exercised it —

Andy Smith - Brookdale Senior Living Inc. - CEO

That’s an undiscounted (multiple speakers), yes.

Michael Bilerman - Citigroup

(inaudible).

Manny Korchman - Citigroup - Analyst

Did those amounts change during the deal negotiations? Would they have been different if we had looked at them outside of the deal, maybe a year ago? Was there anything that’s sort of changed? Did any options get canceled?

Andy Smith - Brookdale Senior Living Inc. - CEO

I’ll say no, I think the only change would be we have exercised options pretty much every year for the last several years. So, some of them would have gone away because we exercised the options.

Manny Korchman - Citigroup - Analyst

And what was the split between how much of that value is on Emeritus’ balance sheet versus yours?

Andy Smith - Brookdale Senior Living Inc. - CEO

It’s a meaningful number with both companies.

Manny Korchman - Citigroup - Analyst

So about equal amount?

Andy Smith - Brookdale Senior Living Inc. - CEO

It’s a meaningful number with both companies.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Yes.

Andy Smith - Brookdale Senior Living Inc. - CEO

We can’t supplement their disclosure as a public company. I think if you look at our supplement that we file every quarter, you can see the magnitude of it on our side.

Manny Korchman - Citigroup - Analyst

Right. As we think about — you have to get approval from your landlords and it was something you said on the call about we have support from our major landlords to effectuate this transaction. How did you get those approvals without having to give anything up?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I didn’t say we didn’t give anything up. I mean we had conversations with—

Manny Korchman - Citigroup - Analyst

Well, so what did you give up in that case?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, a lot of this will come out when the proxy statement is filed and the disclosure is made more — so we can’t frontrun the proxy statement.

Manny Korchman - Citigroup - Analyst

I don’t — no one’s is listening, it’s okay, just everyone in this room, we’ll keep it a secret now.

Andy Smith - Brookdale Senior Living Inc. - CEO

I used to be a lawyer.

Manny Korchman - Citigroup - Analyst

I know. All you healthcare people, what is it with you, George, and Debbie like I don’t get it?

Andy Smith - Brookdale Senior Living Inc. - CEO

You’d have to ask George and Debbie of our retired layers or have lost the lawyering part of it more than I have. They’ve been out of it for longer. Listen, I think the way I would talk about the consent process is we — each of the three, we each are supportive of this. Look, I think it’s clear. We believe this creates a much stronger tenant for all three of them and we have very good and very firm partnerships with each of these REITs and I’d say, each one of them looked at the transaction roughly the same way, although there are some slight differences. So we had negotiations with them about a variety of things and at the end, they were all supportive of it from the beginning and they were supportive of it at the end. We did provide — it wasn’t costless, but we feel like we were treated reasonably; and they and we, at least, I can only speak for Brookdale, but I think they feel good about the transaction and we expect all of this, if there are rumors out there that I don’t see this fundamentally changing our relationship with the REITs. We expect for them. There are some great things here. Program Max, well, they lease a lot of these communities. This is a big opportunity for them to make investments into this platform. So it’s new investment opportunities for them, good for their buildings, good for their communities. We’ll pay rent on that. Now, we expect to achieve a return in excess of that ramp, but that’s a place where it’s a good thing.

Manny Korchman - Citigroup - Analyst

When will the proxy be filed? Give us a target date?

Andy Smith - Brookdale Senior Living Inc. - CEO

Game plan is three weeks end of the month.

Manny Korchman - Citigroup - Analyst

End of this month?

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes.

Manny Korchman - Citigroup - Analyst

Okay. And whether that will be disclosed in terms of the entire process, number one? Number two, any concessions that you had to provide the landlords to get their consent?

Andy Smith - Brookdale Senior Living Inc. - CEO

Certainly, the background of the merger will be disclosed in detail. I’m not sure of the level of disclosure we’ll make in terms of the consensus, I just don’t know.

Manny Korchman - Citigroup - Analyst

Okay. When will that come out in terms of you said — when I said you didn’t have to give anything up and you said—

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, Debbie said yesterday that’s very presumptuous of you that we didn’t get anything.

Manny Korchman - Citigroup - Analyst

Right, I heard that. I heard you said that.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes.

Manny Korchman - Citigroup - Analyst

You told me that.

Andy Smith - Brookdale Senior Living Inc. - CEO

I ran into it.

Manny Korchman - Citigroup - Analyst

Yes. So I guess when can we find out what it was and —?

Andy Smith - Brookdale Senior Living Inc. - CEO

We want to be transparent. As the transactions progress, we will introduce the level of transparency, we think we’ve always had at Brookdale.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Yes.

Andy Smith - Brookdale Senior Living Inc. - CEO

We will do the same with respect to the Emeritus portfolio. We’ll disclose what obviously the laws require us to do and we’ll also disclose what’s necessary for people to understand the Company.

Manny Korchman - Citigroup - Analyst

How far back with the backgrounds the merger go?

Andy Smith - Brookdale Senior Living Inc. - CEO

It’s a good question. As far back as the lawyers say it has to go.

Manny Korchman - Citigroup - Analyst

Should be a fun process, okay. You talked about Program Max, how do you decide where — if you have an owned asset, that capital obviously is a very good return versus the leased asset. How do you decide where to put that capital, how are those decisions made based on how you manage your assets versus owned versus leased or managed basically?

Andy Smith - Brookdale Senior Living Inc. - CEO

For the most part, we think of our assets from an operational perspective irrespective of — we don’t think about whether — what the capital structure is underlying them, we don’t think about whether they’re owned, whether they’re leased, et cetera. When we get into Program Max, it does create an additional level of complexity, because the REIT owns the asset and they want to be comfortable with our plans. So it creates some administrative delay, I guess I would call it, administrative burden. The good news is we’ve been working with all three of the big REITs — well, really, all of the REITs, because it’s not just the big three, over the past several years to describe to them the advantages that we see and the opportunities we see around Program Max and they buy out from that. They see the — they understand and agree with the philosophy behind it and they’ve seen other people execute on similar plans.

So what we try to do is to determine the projects that are of highest priority that we think will bring the — that we can execute upon. There are more Program Max opportunities today than we can execute upon effectively. So we try to figure out the ones that are of the highest priority, that we think we can execute most efficiently and most effectively and get the biggest bang for the buck today and then we’ll sort through; if it’s a leased asset, then, we’ll go to the landlords and we will describe the project, we’ll give them all of our very detailed analytical work that underlies it. They’ll make a decision of whether they think it makes sense to do it and then we’ll have to negotiate a lease rate.

Unidentified Audience Member

Take questions from the audience.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes.

QUESTION AND ANSWER

Unidentified Audience Member

Just two questions going back to the real estate for a second. The $350 million to $400 million of present value, can you just walk us through any assumptions you can give around how you got to that value because obviously, it depends on—?

Andy Smith - Brookdale Senior Living Inc. - CEO

It’s just because we’re (multiple speakers). There are a few assumptions.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Wanted to. We would assume today’s kind of environment, right, so the cap rates, mid-6s; NOI growth rates, 5%, 6%, 7%; and then, discount rates consistent with those cap rates, pretty much that straightforward. We do actually project growth rates differently internally for different product types. So there are some subtle distinctions there, but it’s pretty straightforward.

Andy Smith - Brookdale Senior Living Inc. - CEO

Keep going.

Unidentified Audience Member

And then, just one other question on the real estate. So on the call, Michael, [excuse me], pointed out that there was — you had your chart with real estate value and it was roughly $460 million of EBITDA from owned assets. That actually wasn’t on the slide, but there were some people on (multiple speakers) triangulate that. If you took $32 million and you divide by 7, I think, and you got to $460 million.

Andy Smith - Brookdale Senior Living Inc. - CEO

$459 million to be exact.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

I round it to $460 million, just to keep math simple.

Manny Korchman - Citigroup - Analyst

Which helps.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Yes.

Unidentified Audience Member

And you guys put it in your supplemental the amount of owned EBITDA that you have. So you can sort of back into what Emeritus had. Is that the right way to think about that number to make it seem like Emeritus had very little owned EBITDA?

Andy Smith - Brookdale Senior Living Inc. - CEO

We also made a slight revision to that slide 7 after the call that evening because we were missing a little information on that slide. That’s why it illustrated the cash flow from our rental properties, right; it did not include the cash flow from our entry fee communities. The cash flow in the entry fee communities can be able to blockier. So again, the purpose of that slide was to show what’s the impact on embedded value on our Company on a per share basis as the NOI growth out of the owned real estate. So we had just taken out of that completely the rental or the — I’m sorry, the entry fee cash flow because again, it can be a little bit blockier. So there is $75 million of net cash flow that was never triangulatable off that page. So we’ve supplemented that to clarify that that’s there. So I think that was some of the confusion.

Unidentified Audience Member

So that would mean that there’s more than roughly $100 million of EBITDA in Emeritus coming from owned assets that I have no appropriate —

Andy Smith - Brookdale Senior Living Inc. - CEO

Look, we’re not trying to give anybody NAV calculations; all we’re trying to do is, say, this is the growth impact from a value standpoint on the real estate in the combined company. There are some subtle differences here too that I don’t want to get us all confused because both companies have some capitalized leases, some financing leases. So, depending on which bucket you’ve got those in, you could get slightly different numbers, right? So what we were missing from that presentation from our standpoint was the cash flow on the entry fee communities.

Unidentified Audience Member

So that you’d sort of take the number that’s implied and add that to it, just simplistically, to get to an owned real estate cash flow.

Andy Smith - Brookdale Senior Living Inc. - CEO

[They are] on the call who apparently did do that.

Unidentified Audience Member

Yes, okay.

Andy Smith - Brookdale Senior Living Inc. - CEO

Smart people very quickly triangulate it backwards, which we needed to supplement this information if you’re going to triangulate, you can use this additional $75 million to do your math. Now, a lot of this — the particular answer to your question will be in the proxy statement. So you’ll be able to see that.

Unidentified Audience Member

The amount of owned EBITDA?

Andy Smith - Brookdale Senior Living Inc. - CEO

I think so.

Unidentified Audience Member

But is there any difference in the disclosure of your owned EBITDA versus what’s embedded in that $570 million, $535 million now? I guess it’s translating your —?

Andy Smith - Brookdale Senior Living Inc. - CEO

After we merge with Emeritus, we will pull their reporting into our—

Unidentified Audience Member

Your stand-alone owned EBITDA, whatever that number is today, I don’t have it in front of me. Is that the same effectively embedded now in the $535 million, $460 million plus the $75 million?

Andy Smith - Brookdale Senior Living Inc. - CEO

That’s an illustrative page that isn’t intended to be a financial report. So after we merge with Emeritus, they’ll come into our supplemental reporting, we’ll fragment the cash flow data the way we do historically. We can’t report their data our way.

Unidentified Audience Member

Right.

Andy Smith - Brookdale Senior Living Inc. - CEO

Right.

Unidentified Audience Member

Can you at least say what of that $535 million, how much is yours?

Andy Smith - Brookdale Senior Living Inc. - CEO

I quite honestly don’t even — the data is in our supplement, so—

Unidentified Audience Member

So I just want to say, I want to match it. That’s why I just want to make sure that I know how much is coming from — if it’s the same number, then, I should take that number.

Andy Smith - Brookdale Senior Living Inc. - CEO

Again, we’d have to sit down and do some math here. Some of these capital leases can cause a difference—

Unidentified Audience Member

Right.

Andy Smith - Brookdale Senior Living Inc. - CEO

And depending on which document you’re looking at, it can cause some confusion and I just don’t want to make up numbers here.

Unidentified Audience Member

But until I can reconcile that.

Manny Korchman - Citigroup - Analyst

Can we just take a step back for a second and I apologize if this is fully known by everyone and then articulated by you guys elsewhere? But in general, what’s your real estate strategy and what are your thoughts about what’s the best way to sort of maximize the value of that for your Company?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I’ll be repeating what I said earlier. We’ve done a lot of thinking about the structure of the Company, what’s the ideal capital structure, et cetera, over the past several years. And if you followed the Company, you know that we’ve — or those who have followed the Company know that we’ve engaged in that thought process over the past several years.

To answer the question directly today, what we think the best thing is for us to do is to combine these two organizations together, realize the synergies that we have articulated and that we’ve expressed in terms of our guidance, also develop the additional synergies that we believe are there and embedded within — and are part of the strategic nature of this transaction. And we think that’s going to take us a period of time to do that.

So all else being equal, we think the best value-enhancer for our shareholders is our shareholders will benefit from all of that financial upside if we continue to retain this real estate over the next several years. Things can change, market conditions can be different, that could change our attitude around that. But as we look into our crystal ball, we think we need to keep this real estate together, operate these assets as best as we can, complete this integration, realize these synergies, and our shareholders will benefit from that.

Manny Korchman - Citigroup - Analyst

Is there a marked difference in quality between the assets of the two companies and how much of your sort of capital are you going to have to put into them to get them caught up?

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes. So on that point, that’s a good question. We obviously have a historical knowledge of Emeritus’ assets and we’ve been engaged in very deep-dive analysis of their communities through this process. The summary conclusions that we found is that their assets are in good markets, that the bones of their buildings, the design, the basic characteristics of their communities, are good and similar in quality to what we have. I do think it’s fair. I express no criticism of anybody when I say this is at least from our perspective, those assets has been underinvested in over the past three years or four years.

So consistent with what we’ve done at Brookdale to good effect, which is to invest heavily into the physical infrastructure of our platform, we expect to do that in Emeritus’ 500 communities over the next three years and in particular part of our game plan is we expect to invest $100 million into their communities more than their own internal expectations were. Now, we expect over time to realize the benefit of that, but that’s a component of our game plan.

Manny Korchman - Citigroup - Analyst

And then, maybe what’s the difference between sort of that run rate spending and sort of where do you define Program Max and we got to go to the owner, whether that be yourselves or someone [else’s started] to do major renovation versus just putting money into the asset?

Andy Smith - Brookdale Senior Living Inc. - CEO

The $100 million I just talked about is before Program Max if I answer that.

Manny Korchman - Citigroup - Analyst

At what point does an asset need Program Max and at what point does it just need a facelift?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, it’s going to depend a lot on the community, right? The Program Max decision is more of a market-based decision. So in a market, we’ll have a collection of communities. They have whatever their existing service package is and we assess then what are we missing in a market, right? Are we missing dementia care, are we missing private paid skilled nursing, do we have extraordinary demand in this market for assisted living? And then, we look at the real estate we have in the market and decide where is the best place to build a new dementia care building.

The other potential twist on Program Max, which really doesn’t apply to the Emeritus portfolio, is for independent living buildings in particular, should we convert some of the independent living units to another service level, right. Emeritus is 82% assisted living, so more of the question there tends to be around adding product in a market.

Manny Korchman - Citigroup - Analyst

Questions from the crowd? Maybe if we can just get outside of the merger for a second. Supply has been sort of an industry concern, rightly or wrongly or [published] supply, how have you seen that in your markets and how are you addressing it?

Andy Smith - Brookdale Senior Living Inc. - CEO

Go ahead.

Mark Ohlendorf - Brookdale Senior Living Inc. - President & CFO

Well, I’d say it’s been an investor concern, for sure. If you put it in context of the numbers here, okay. There are 12.5 million people over 80 in the United States. Again, half of those are going to be within 10 miles of our combined company after this merger, but there are 12.5 million seniors. There are, depending on how you define the market, 1.8 million to 1.9 million senior housing units in the United States. So our industry serves about 15% of the people over 80. We’re having this discussion around 12,000 or 14,000 new units, right? And the fact that it’s 14 rather than 10 in the data that we’re getting, there are 12.5 million seniors.

The biggest issue that we face as an industry, and as a company, which is why the brand issue is so significant for us, is increasing the industry’s penetration into the 12.5 million is the biggest dynamic, far and away. Now, clearly, if we have a new community opened in our immediate service area, we need to deal with that and we have a way of going about that, right, assess our physical location. Should we do a refurbishment, is there some Program Max work we can do from a people standpoint, how do we secure our people in that market? We get some lead time when a new property is coming, right? It takes two years to three years to get that new property up. So we have some time to respond.

The actual frequency with which a new community opens in our submarket with a life product. So an assisted living building opens across the street from one of our assisted living buildings, the frequency of that’s pretty low. Again, our industry serves 1.8 million out of 12.5 million. If you’re going to build a new building, you’re not going to pick the same product and build it across the street from a Brookdale community, right. There’s just too much opportunity to do that.

Manny Korchman - Citigroup - Analyst

I have a multiple-choice question. The answers are going to be all of the above, some of the above, or none of the above.

Andy Smith - Brookdale Senior Living Inc. - CEO

Alright. This will be a challenge. I like this.

Manny Korchman - Citigroup - Analyst

So, when the proxy comes out, what will be in there in terms of we had a large-cap CEO that was terminated from his job. We had rumors of the two of largest three REITs that they were going to merge together. We had an operator that one of the large-cap REITs owns sold and recapitalized. And then, we had the Brookdale Emeritus merger. So, how many of those items, again in my multiple choice, all of the above, some of the above, none of the above, will be in the proxy?

Andy Smith - Brookdale Senior Living Inc. - CEO

That’s a fine question. One thing that we’re going to talk about in our proxy statement is the background to our merger with Emeritus.

Manny Korchman - Citigroup - Analyst

Right. These questions — so these are good rapid-fire. What will same-store NOI growth be for your property sector in 2015?

Andy Smith - Brookdale Senior Living Inc. - CEO

For the sector?

Manny Korchman - Citigroup - Analyst

For the sector.

Andy Smith - Brookdale Senior Living Inc. - CEO

6%.

Manny Korchman - Citigroup - Analyst

If you could snap — no, no, no, if you can snap your fingers today and sell a portion of your assets with no strings attached, no tax complications, no dilution, nothing, you can leave them here at the conference.

Andy Smith - Brookdale Senior Living Inc. - CEO

Of your portfolio?

Manny Korchman - Citigroup - Analyst

Well, combined portfolio. What percentage of your real estate would you sell?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I’ve already answered that. I think it’s zero today.

Manny Korchman - Citigroup - Analyst

Are cap rates for your assets higher or lower one year from today?

Andy Smith - Brookdale Senior Living Inc. - CEO

I’d say lower.

Manny Korchman - Citigroup - Analyst

Great. Thank you very much.

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger of Brookdale and Emeritus) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.